

October 9, 2013

Via E-mail
Jared M. Wolff
Executive Vice President
and General Counsel
PacWest Bancorp
10250 Constellation Blvd., Suite 1640
Los Angeles, CA 90067

      **Re:    PacWest Bancorp**
              **Registration Statement on Form S-4**
              **Filed September 12, 2013**
              **File No. 333-191130**
              **Form 10-K for the Fiscal Year Ended December 31, 2012**
              **Filed March 1, 2013**
              **File No. 000-30747**

Dear Mr. Wolff:

      We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Coverpage/Letter to Stockholders

1.     Please include the aggregate cash offered in the merger in addition to the per share quantification you have provided.

2.     Please revise the letter to stockholders to clearly disclose that CapitalSource's shareholders have dissenter/appraisal rights. Additionally, add a reference to the first Q&A on page 10 and the "Appraisal Rights" section on page 99.

Background of the Merger, page 59

3.    Please revise to discuss in greater detail why the management of PacWest decided to pursue a business combination with CapitalSource rather than other third parties.

4.    You disclose that between March 28, 2013 and July 22, 2013, PacWest and CapitalSource held multiple discussions to structure, negotiate and finalize the terms of the merger agreement. Please revise this section to disclose in greater detail the terms that were negotiated, revised and agreed upon. In particular, your revised disclosure should disclose and quantify, as applicable:
   • the price negotiations between the PacWest and CapitalSource management teams preceding the "enhanced proposal" communicated by Mr. Wagner to Mr. Pieczynski;
   • the material terms of the merger agreement negotiated between the parties' legal advisors between June and July 2013; and
   • the "open issues" and "key issues" discussed from July 10 - 11, 2013 and the "remaining issues" in the merger agreement that were resolved on or around July 22, 2013.

5.    Please discuss in greater detail the negotiation, if any, of the deal protection provisions, including the reciprocal stock option agreements.

6.    Provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by J.P. Morgan and Jefferies in connection with rendering the fairness opinions.

7.    We note your disclosure that management provided "certain internal financial analyses and forecasts" and "prospects" to the other Board or their advisors. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

Recommendation of the CapitalSource Board of Directors..., page 63

8.    Please revise to add a bullet discussing the consideration, if any, that the CapitalSource board gave to the merger litigations.

Appraisal Rights, page 99

9.    Please revise to restate the date of the CapitalSource special meeting in this section.

Litigation Related to the Merger, page 126

10.   Please revise to quantify, to the extent you are able, the potential losses related to the merger litigations.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet Adjustments, page 132

11.     Please revise to provide a pro forma note which discloses the purchase price allocation for each of the assets acquired and liabilities assumed as well as the intangible assets recorded.

12.     Please revise to disclose separately each of the individual amounts attributable to cash and investment securities and include separate pro forma balance sheet adjustments as well.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Earnings Adjustments, page 136

13.     Please revise the notes to the pro forma financial statements to disclose the specific amounts of the discounts and premiums recorded on each of the individual assets acquired and liabilities assumed as well as the estimated lives over which these amounts will be recognized.

14.     We note the pro forma adjustments (l) and (y) to eliminate the historical provision for loan losses. Please remove these pro forma adjustments from your next amendment or tell us how the elimination of the historical loan loss provision meets the criteria of Rule 11-02(b)(6) of Regulation S-X.

15.     We note the pro forma adjustment (m) to eliminate the historical FDIC loss share expense. Tell us how the elimination of the historical FDIC loss share expense meets the criteria of Rule 11-02(b)(6) of Regulation S-X.

16.     Please revise pro forma adjustment (n) to summarize the impact of the determination to discontinue the operations of the EPS division for the periods presented.

17.     We note the pro forma adjustment (p) to eliminate the amortization of the historical FDIC clawback amortization. Tell us how the elimination of the historical FDIC clawback amortization meets the criteria of Rule 11-02(b)(6) of Regulation S-X.

18.     Please revise pro forma adjustment (q) to discuss and quantify the individually material nonrecurring acquisition costs directly related to the transaction.

Legal Opinions, page 157

19.     Please provide the addresses of counsels pursuant to Paragraph 23 of Schedule A to the Securities Act.

Exhibits

General

20.     We note that you have filed a form of opinion and consent as exhibits 5.1 and 23.4, respectively.  Please file a signed and dated opinion and consent.

21.     We note that you intend to file certain exhibits at a later date.  Please file these exhibits as soon as possible to facilitate our review of the registration statement.

Exhibits 99.1 and 99.2

22.     We note that the consents of Jefferies LLC and J.P. Morgan Securities LLC, filed respectively as Exhibits 99.1 and 99.2, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that Jefferies, in the case of Exhibit 99.1, and J.P. Morgan, in the case of Exhibit 99.2, consents to the *quotation or summarization* of its opinion in the registration statement.  Please refile the consents with the proper representation.

Pacwest Bancorp - Form 10-K for the Fiscal Year Ended December 31, 2012

Definitive Proxy Statement on Schedule 14A

Certain Relationships..., page 40

23.     We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other persons".  Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K.  Please revise future filings to include the correct language for the representation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney


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